UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-38631

CHEER HOLDING, INC.

19F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Increase in Authorized Number of Class A Ordinary Shares

On May 12, 2025, at the annual general shareholder meeting of Cheer Holding, Inc. (the “Company”), the shareholders authorized and approved an increase in the number of authorized Class A ordinary shares, par value US$0.001 per share, from 200,000,000 to 500,000,000. In connection with this approval, the shareholder resolution (“Amendment Resolution”) was filed with the Registrar of Companies of the Cayman Islands on May 13, 2025, and incorporated into the Third Amended and Restated Memorandum and Articles of Association (the “MAA”). This filing of the Amendment Resolution to the MAA effected an increase of the Company’s authorized share capital from US$200,700, divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each (the “Class A Shares”), 500,000 Class B ordinary shares of a par value of US$0.001 each (the “Class B Shares”), and 2,000,000 preferred shares of a par value of US$0.0001 each, to US$500,700, divided into 500,000,000 Class A Shares, 500,000 Class B Shares, and 2,000,000 preferred shares of a par value of US$0.0001 each.

A copy of the Amendment Resolution to the MAA is attached hereto as Exhibit 3.1.

Incorporation by Reference

This report and Exhibit 3.1 to this Form 6-K shall be deemed to be incorporated by reference in the registration statements of on Form S-8 (File No. 333-282386) and on Form F-3 (File No. 333-279221), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Exhibit Index

Exhibit	Exhibit Description

3.1	Amendment Resolution to the Third Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cheer Holding, Inc.

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer

Dated: May 15, 2025

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